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SEC〖   06006937   〗ISSION

Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH. D.C.
192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING___12/31/05___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway, Suite 1004
                          (No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Alan Krim   (212) 668-8700
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
                    (Name – if individual, state last, first, middle name)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas A. Garriton_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TAG Securities Corp._____ , as of _____December 31_____ , 20 05 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 20 04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~xx Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAG SECURITIES CORP.



* * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

* * * * * * * * * * * * * * * * * *

TAG SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	65,528
Securities owned, at market		24,481
Receivable from broker, dealer and clearing organization		145,026
Commissions receivable		127,179
New York Stock Exchange membership, contributed		
for the use of the Company, at market value		3,500,000
Prepaid income taxes		4,701
Property and equipment, net of accumulated		
depreciation of $16,004		6,647
Other assets		3,548
	$	3,877,110

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other payables	$	36,128
Deferred tax liability		2,700
		38,828
Subordinated liabilities:		
New York Stock Exchange membership, contributed		
for the use of the Company, at market value		3,500,000
Stockholder's equity:		
Common stock, no par value; 200 shares authorized,		
10 shares issued and outstanding		10,000
Additional paid-in capital		200,000
Retained earnings		128,282
		338,282
	$	3,877,110

The accompanying notes are an integral part of this financial statement.

TAG SECURITIES CORP.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

TAG Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

New York Stock Exchange Membership:

The Exchange membership, contributed for the use of the Company under a use and proceeds agreement, is valued at market value, using the last consummated sale price at December 31, 2005. A corresponding liability, which is subordinated to the contributing stockholder-member, has been established.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes.

3. SECURITIES OWNED, AT MARKET:

Securities owned, at market, consist of a short term fund.

4. RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:

Receivable from broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

5. SEAT LEASE:

The Company leases two seats on the New York Stock Exchange. The lease payments, which are guaranteed by the Company are as follows:

Expiration Date	Annual Lease Payments
Month to month	$ 60,000
April 15, 2006	60,000

6. INCOME TAXES:

Deferred taxes are a result of temporary differences arising primarily from commissions receivable, prepaid expenses and accrued expenses and other payables. The net deferred tax liability is as follows:

Deferred tax asset	$ 900
Deferred tax liability	(3,600)
Net deferred tax liability	$ (2,700)

7. CLEARANCE AGREEMENT:

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain cash or securities of not less than $100,000. This deposit is included with the receivable from broker, dealer and clearing organization.

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2005, the Company had net capital, as defined, of $317,769, which was $312,769 in excess of its required net capital of $5,000. At December 31, 2005, the Company had aggregate indebtedness of $56,128. The ratio of aggregate indebtedness to net capital was .18 to 1.

9. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

From time-to-time, the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2005, the Company was not exposed to such credit risk.

10. 401(k) AND PROFIT SHARING PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code, which provides that all eligible employees may defer salary up to statutory limitations. The Company is not required to make matching contributions.

The Company also sponsors a defined contribution profit sharing plan covering substantially all of the Company's employees. The contribution, which is at management's discretion, is determined annually.

11. NYSE MERGER:

On December 8, 2005, the NYSE-Archipelago merger was approved by the NYSE members and Archipelago shareholders. As a result of the merger the Company will be required to obtain a trading license issued by the Exchange to effect transactions on the floor of the exchange or through any facility thereof. Only qualified and approved member organizations may acquire and hold a trading license. The licenses will be effective for the period from the close of the merger through the end of calendar year 2006. Upon the effective date of the merger all NYSE Seat leases will be terminated. As of the report date, the merger is awaiting approval by the SEC.

* * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
TAG Securities Corp.

We have audited the accompanying statement of financial condition of TAG Securities Corp. (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TAG Securities Corp. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
_____
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 6, 2006